Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

February 6, 2010

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:	Chet Idziszek
President

Enclosures

cc:   Miller Thomson, Attn: Mr. Peter McArthur

	OMB APPROVAL
	OMB Number:	3235-0116
	Expires:	March 31, 2011
UNITED STATES	Estimated average burden hours per response	8.7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number 0-30614

OROMIN EXPLORATIONS LTD.
(Translation of registrant’s name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

Exhibit

99.1	News Release dated January 13, 2010
99.2	Material Change Report dated January 13, 2010
99.3	Interim Financial Statements, MD&A and Certifications, Sedar filed on January 14, 2010
99.4	News Release dated January 19, 2010
99.5	Material Change Report dated January 19, 2010
99.6	News Release dated January 29, 2010
99.7	Material Change Report dated January 29, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oromin Explorations Ltd.
(Registrant)

Date	February 5, 2010	By	/s/ Chet Idziszek
Chet Idziszek
President

SEC 1815 (04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.